N-54A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940, as amended (the “Act”), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name: Triton Pacific Investment Corporation, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

10877 Wilshire Blvd.

12th Floor

Los Angeles CA 90024

Telephone number (including area code): (310) 943-4990

Name and address of agent for service of process:

Craig Faggen

Chief Executive Officer and Chairman

Triton Pacific Investment Corporation

10877 Wilshire Blvd.

Los Angeles CA 90024

Check one of the following:

The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement, or if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:

 Registration: 333-174873

Filed: June 14, 2011

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of Philadelphia in the Commonwealth of Pennsylvania on the 13th day of February, 2012.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:

814-00908

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:

The undersigned company certifies that it is a closed-end company organized under the laws of the State of Maryland and with its principal place of business in the State of California; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Act; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of Philadelphia in the Commonwealth of Pennsylvania on the 10th day of January, 2013.

Triton Pacific Investment Corporation, Inc.

By: /s/Craig J. Faggen

Name:Craig J. Faggen

Title: Chief Executive Officer and Chairman

Attest:

By: /s/ Michael Carroll

Name:Michael Carroll

Title: Chief Financial Officer and Secretary